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EXHIBIT 99.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of Barrick Gold Corporation (the "Company") of our report dated February 19, 2009 relating to the Company's consolidated financial statements and the effectiveness of internal control over financial reporting which appears in Exhibit 99.1 to the Company's Form 6-K furnished to the Securities and Exchange Commission on March 25, 2009.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 25, 2009

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  EXHIBIT 99.2
CONSENT OF INDEPENDENT ACCOUNTANTS